Press Release

Harvest Operations Announces Exchange Offer and Consent Solicitation

CALGARY, ALBERTA — May 16, 2016 — Harvest Operations Corp. (“Harvest”) today announced the commencement of an offer to exchange (the “Exchange Offer”) any and all of its outstanding 6 7 / 8 % Senior Notes due 2017 (the “Old Notes”) for the amount shown in the table below of new 2.33% Guaranteed Notes due 2021 (the “New Notes”) issued by Harvest and unconditionally and irrevocably guaranteed (such guarantee, the “Guarantee”) by Korea National Oil Corporation (“KNOC”). The New Notes will be Harvest’s unsecured senior obligations and will rank equally with its existing and future unsecured senior indebtedness. The Guarantee will be KNOC’s unsecured senior obligations and will rank equally with its existing and future unsecured senior indebtedness (subject to certain statutory exceptions under the laws of Korea).

Concurrently with the Exchange Offer, Harvest is soliciting consents (the “Consent Solicitation”) to adopt amendments to the indenture governing the Old Notes, which include eliminating certain of the covenants therein (the “Proposed Amendments”), from Eligible Holders (as defined below) to whom it is making the Exchange Offer.

The Exchange Offer and Consent Solicitation are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated May 16, 2016 (as amended or supplemented from time to time, the “Offering Memorandum”) and the related letter of transmittal, and where applicable, the Canadian Private Placement Memorandum.

			Principal Amount of New Notes(1)
		Aggregate Principal	Exchange	Early Tender	Total Exchange
Title of Security	CUSIP and ISIN Numbers	Amount Outstanding	Consideration	Premium	Consideration(2)
6 7/8 % Senior Notes due 2017	CUSIP: 41754WAN1 ISIN: US41754WAN11	$500,000,000	$870	$30	$900

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(1) For each $1,000 principal amount of Old Notes accepted for exchange.
(2) Includes Early Tender Premium.

The Exchange Offer and Consent Solicitation will expire at 11:59 p.m., New York City time, on June 13, 2016, unless extended (such date and time, as the same may be extended, the “Expiration Time”). To be eligible to receive the Total Exchange Consideration, which includes the Early Tender Premium set forth in the table above, Eligible Holders must validly tender and not validly withdraw their Old Notes at or prior to 5:00 p.m., New York City time, on May 27, 2016, unless extended (such date and time, as the same may be extended, the “Early Tender Time”). Tenders of any Old Notes may not be withdrawn after the earlier of (i) 5:00 p.m., New York City time, on May 27, 2016, and (ii) the effectiveness of the supplemental indenture to the Indenture implementing the Proposed Amendments, unless extended, except in certain limited circumstances set forth in the Offering Memorandum. Eligible Holders may not deliver a consent to the Proposed Amendments in the Consent Solicitation without tendering Old Notes in the Exchange Offer and may not tender Old Notes in the Exchange Offer without delivering a consent to the Proposed Amendments in the Consent Solicitation.

Harvest encourages Eligible Holders to tender early. Eligible Holders will be eligible to receive the Early Tender Premium set forth in the table above for Old Notes tendered at or before the Early Tender Time and not validly withdrawn. Eligible Holders who validly tender their Old Notes after the Early Tender Time but before the Expiration Time will receive the Exchange Consideration set forth in the table above but will not be eligible to receive the Early Tender Premium.

The Exchange Offer and Consent Solicitation are subject to conditions, including a requirement, unless waived by Harvest, that it receives consents to the Proposed Amendments from holders of a majority of the outstanding principal amount of the Old Notes. Prior to launching the Exchange Offer and Consent Solicitation, an Eligible Holder that holds approximately 41% of the aggregate principal amount of the outstanding Old Notes has agreed with Harvest to validly tender and not withdraw the amount of Old Notes that it holds in the Exchange Offer and validly deliver and not revoke corresponding consents to the Proposed Amendments.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 3	May 16, 2016

The settlement date (the “Settlement Date”) for the Exchange Offer and Consent Solicitation will be promptly following the Expiration Time and is expected to be within three business days after the Expiration Time. In addition to the Exchange Consideration or Total Exchange Consideration, as applicable, Harvest will pay in cash accrued and unpaid interest on Old Notes accepted in the Exchange Offer from the applicable last interest payment date to, but not including the Settlement Date. Interest on the New Notes will accrue from the Settlement Date.

Only holders of Old Notes who certify, by visiting the eligibility website at http://www.dfking.com/harvest, that they are (i) “qualified institutional buyers” within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or (ii) not “U.S. persons” and are outside of the United States within the meaning of Regulation S under the Securities Act (such persons, “Eligible Holders”), are authorized to receive and review the Offering Memorandum and to participate in the Exchange Offer and Consent Solicitation. To the extent the holder of Old Notes is a resident of Canada, such holder must also certify that it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”), and, if required by a dealer manager that is relying on the “International Dealer” exemption in Canada, that such holder also qualifies as a “permitted client” as defined under National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Any questions or requests for assistance related to the Exchange Offer and Consent Solicitation or for copies of the Offering Memorandum and the related letter of transmittal may be directed to D.F. King & Co., Inc., the exchange agent and information agent in connection with the Exchange Offer and Consent Solicitation, at +1 (877) 732-3619 (U.S. toll-free) or +1 (212) 269-5550 (banks and brokers) or email at harvest@dfking.com.

This press release is not an offer to exchange or a solicitation of acceptance of an offer to exchange any securities and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offering, solicitation or sale would be unlawful. None of the Issuer, the Guarantor, the dealer managers, the trustee with respect to the Old Notes, the fiscal agent with respect to the New Notes, the exchange agent and information agent, or any affiliate of any of them, makes any recommendation as to whether Eligible Holders should participate in the Exchange Offer and Consent Solicitation and no one has been authorized by any of them to make such a recommendation.

Neither the New Notes nor the Guarantee has been or will be qualified for distribution under applicable Canadian securities laws. The New Notes are being offered in the provinces and territories of Canada on a private placement basis in accordance with NI 45-106 without the filing of a prospectus. Neither the New Notes nor the Guarantee has been registered under the Securities Act, or any state securities laws of the United States, and they may not be offered or sold directly or indirectly within the United States or to or for the account or benefit of a U.S. person except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

HARVEST CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. KNOC has also unconditionally and irrevocably guaranteed Harvest’s 2.125% Guaranteed Notes due 2018. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 3	May 16, 2016

ADVISORY

Certain information in this press release constitutes “forward-looking statements” which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “projects”, “intends”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. A list and description of the forward-looking statements contained herein and the risks, uncertainties and other matters regarding Harvest, KNOC, the Exchange Offer and Consent Solicitation, the New Notes and the Guarantee can be found in the Offering Memorandum.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement

FOR FURTHER INFORMATION PLEASE CONTACT:

INVESTOR & MEDIA CONTACT:
Greg Foofat, Investor Relations
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca